Exhibit 99.(1)(d)

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 03:00 PM 01/28/1994 944009521 - 2357268

CERTIFICATE OF AMENDMENT AND RESTATEMENT

OF CERTIFICATE OF TRUST OF

CORONA INVESTMENT TRUST

This Certificate of Amendment and Restatement of Certificate of Trust is filed in accordance with the provisions of the Delaware Business Trust Act (12 Del. C. Section 3801 et seq.) and sets forth the following:

1.             The name of the Business Trust is CORONA INVESTMENT TRUST. The original Certificate of Trust was filed with the Office of the Secretary of State on October 27, 1993.

2.             The Certificate of Trust is being amended hereby to (i) change the name of the Business Trust, (ii) update information relating to the Trustees, and (iii) to provide certain additional information.  Accordingly, the Certificate of Trust is hereby amended and restated in its entirety as follows:

FIRST:  The name of the Business Trust is THE SOLON FUNDS.

SECOND:  The principal office of the Business Trust is 375 La Casa Via, Walnut Creek, CA 94598, and both the registered office and the registered agent for service of process on the Business Trust in the State of Delaware as required by 12 Del. C. §3807 (b) is THE CORPORATION TRUST COMPANY, 1209 Orange Street, Wilmington, Delaware 19801.

THIRD:  The name and business address of one of the Trustees is Deborah Hicks Midanek, whose business address is 375 La Casa via, Walnut Creek, CA 94598.

FOURTH:  The nature and business purpose or purposes of the Business Trust as set forth in its governing instrument is to conduct, operate and carry on the business of a management investment company registered under the Investment Company Act of 1940, as amended, through one or more series of shares of beneficial interest, investing primarily in securities. The Business Trust shall have the power to issue an unlimited number of shares, each with a par value of $.01 per share.  The Trustees may authorize the division of shares into separate series and the division of series into separate classes of shares, which series shall be established and designated, and the variations and the relative rights and preferences as between the different series shall be fixed and determined, by the Trustees. The assets of the Trust held with respect to each particular series shall be charged against the liabilities of the Trust held with respect to that series and all expenses, costs, charges and reserves attributable to that Series.  All persons who have extended credit with respect to a particular series or which has been allocated to a particular series, or who have a claim or contract which has been allocated to any particular series, shall look, and shall be required by contract to look exclusively, to the assets of that particular series for payment of such credit, claim, or contract.  In the absence of an express contractual agreement so limiting the claims of such creditors, claimants and contract providers, each creditor, claimant and contract provider will be deemed nevertheless to have impliedly agreed to such limitation unless an express provision to the contrary has been incorporated in the written contract or other document establishing the claimant relationship.

FIFTH:  The Trustees of the Business Trust, as set forth in its governing instrument, reserve the right to amend, alter, change or repeal any provision contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

SIXTH:  This Amended and Restated Certificate of Trust shall become effective immediately upon its filing with the office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being a trustee of corona Investment Trust, has duly executed this certificate of Amendment and Restated Certificate of Trust as of the 27th day of January, 1994.

/s/ Deborah Hicks Midanek
Deborah Hicks Midanek, Trustee